Exhibit 2.7

STOCK REDEMPTION AGREEMENT

BY AND AMONG

TYCO INTERNATIONAL HOLDING S.A.R.L.,

ATKORE INTERNATIONAL GROUP INC.

AND

CD&R ALLIED HOLDINGS, L.P.

DATED AS OF APRIL 9, 2014

TABLE OF CONTENTS

ARTICLE I REDEMPTION; CLOSING		3
1.1	Redemption	3
1.2	Redemption Price	3
1.3	Closing	3
1.4	Closing Date	4
1.5	Contingent Payment	4
1.6	Withholding	5

ARTICLE II REPRESENTATIONS AND WARRANTIES OF SELLER		5
2.1	Incorporation and Authority	5
2.2	Ownership; Title	6
2.3	No Conflicts	6
2.4	Consents and Approvals	6
2.5	Litigation	7
2.6	Financial Advisors	7
2.7	Seller Acknowledgment	7
2.8	Complete Termination	8

ARTICLE III REPRESENTATIONS AND WARRANTIES OF COMPANY		8
3.1	Incorporation and Authority	8
3.2	No Conflicts	8
3.3	Consents and Approvals	9
3.4	Litigation	9
3.5	Financial Advisors	9

ARTICLE IV CERTAIN COVENANTS		9
4.1	Books and Records; Access; Assistance	9
4.2	Confidentiality	9
4.3	Efforts	10
4.4	Additional Agreements	10
4.5	Futher Assurances	10

ARTICLE V CONDITIONS TO THE CLOSING		11
5.1	Conditions to Obligations of Seller	11
5.2	Conditions to Obligations of the Company	11
5.3	Frustration of Closing Conditions	12

ARTICLE VI DELIVERIES		12
6.1	Deliveries by Seller	12
6.2	Deliveries by the Company	13

ARTICLE VII CERTAIN RESTRICTIONS		13
7.1	Non-Solicitation	13
7.2	Specific Performance	13

ARTICLE VIII TERMINATION AND WAIVER		14
8.1	Termination	14
8.2	Effect of Termination	14

ARTICLE IX GENERAL PROVISIONS		14
9.1	Consents	14
9.2	Investment Agreement; Transaction Agreements	14
9.3	Notices	15
9.4	Entire Agreement	15

ARTICLE X CERTAIN DEFINITIONS		16
10.1	Certain Defined Terms	16

EXHIBIT A	FIRPTA CERTIFICATE
EXHIBIT B	FORM OF TERMINATION AGREEMENT
EXHIBIT C	FIRST LIEN CREDIT AGREEMENT
EXHIBIT D	SECOND LIEN CREDIT AGREEMENT

STOCK REDEMPTION AGREEMENT

This STOCK REDEMPTION AGREEMENT (this “Agreement”) is made and entered into this 9th day of April, 2014, by and among TYCO INTERNATIONAL HOLDING S.A.R.L., a company organized under the Laws of Luxembourg (“Seller”), ATKORE INTERNATIONAL GROUP INC., a corporation organized under the Laws of Delaware (the “Company”) and, solely with respect to Section 9.1, CD&R ALLIED HOLDINGS, L.P., a limited partnership organized under the laws of the Cayman Islands (“CD&R Investor”). Any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Investment Agreement.

WITNESSETH

WHEREAS, Seller owns 29,400,000 shares of the Company’s common stock, par value $0.01 per share (such of Seller’s shares, the “Common Shares”); and

WHEREAS, Seller desires to sell, and the Company desires to purchase and acquire from Seller, the Common Shares (such redemption, the “Redemption”).

NOW, THEREFORE, in consideration of the mutual agreements and covenants hereinafter set forth, and for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

REDEMPTION; CLOSING

1.1 Redemption

On the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver to the Company and the Company shall purchase, acquire and receive from Seller the Common Shares, free and clear of all Encumbrances, other than any Encumbrances arising under applicable securities Laws or under the Stockholders Agreement. Based upon Seller’s representations in Section 2.8, upon consummation of the Closing, the Company and Seller shall treat Seller as having completely terminated its interest in the Company for purposes of Section 302 of the U.S. Internal Revenue Code to the extent permitted under applicable law.

1.2 Redemption Price

The Company shall pay to Seller at the Closing $250,000,000 (the “Redemption Price”), by wire transfer of immediately available funds to the account (or accounts) designated in writing by Seller at least two Business Days prior to the Closing.

1.3 Closing

(a) On the terms and subject to the conditions of this Agreement, the sale and purchase of the Common Shares and delivery of all of the other closing deliveries required by Sections 6.1 and 6.2 shall take place at a closing at the offices of Debevoise & Plimpton LLP, located at 919 Third Ave, New York, New York (the “Closing”). The date on which the Closing actually occurs shall be called the “Closing Date”.

(b) At the Closing, (i) Seller shall deliver or cause to be delivered the items specified in Section 6.1, and (ii) the Company shall deliver or cause to be delivered the items specified in Section 6.2.

1.4 Closing Date

The Closing Date shall be the date that is three Business Days after satisfaction or, if permissible, waiver of the conditions set forth in ARTICLE V (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions).

1.5 Contingent Payment.

(a) If a CP Transaction is consummated on or before the CP Deadline, then the Seller shall be entitled to receive the CP Payment Amount, if any. The CP Payment Amount shall be treated as adjustment to the Redemption Price for all purposes (including tax purposes).

(b) Within 5 Business Days following the consummation of the CP Transaction, the Company shall deliver to Seller (1) a certificate, duly executed by an executive officer of the Company, setting forth (i) the Transaction Consideration and calculation thereof with reasonable supporting detail and (ii) the CP Payment Amount and (2) an amount in cash equal to the CP Payment Amount, by wire transfer of immediately available funds to the account (or accounts) designated in writing by the Seller. Upon such delivery of the CP Payment Amount, no further deliveries by the Company pursuant to this Section 1.5 shall be required.

(c) The following terms shall have the meanings set forth below:

“CP Deadline” means 11:59 p.m., New York City time, on December 31, 2014.

“CP Enterprise Value Threshold” means $1,394,000,000.

“CP Payment Amount” means an amount in cash, payable in U.S. Dollars, equal to the lesser of (a) the product of (i) 25%, and (ii) the amount by which the CP Transaction’s Transaction Consideration exceeds the CP Enterprise Value Threshold, and (b) $25,000,000.00.

“CP Transaction” shall mean a transaction or series of related transactions, consummated prior to the CP Deadline, pursuant to which (i) the Company consolidates or merges with and into another Person, (ii) another Person (other than CD&R Allied Holdings, L.P. or its Affiliates) acquires, directly or indirectly, all of the outstanding shares of fully-diluted common stock (assuming conversion of all preferred stock and other securities convertible into common stock of the Company), (iii) the Company sells, assigns, transfers, conveys or otherwise disposes of all or substantially all of the properties and assets of the Company or (iv) the Company effects an IPO.

“Transaction Consideration” shall mean (A) the aggregate proceeds actually received by equityholders of the Company or the Company, as the case may be, upon the consummation of the CP Transaction, plus (B) Indebtedness of the Company and the Company Subsidiaries immediately prior to the consummation of the CP Transaction, minus (C) the Company and the Company Subsidiaries’ collective Cash immediately prior to consummation of the CP Transaction (provided that, in the event of an IPO, Cash shall not include the IPO cash proceeds) payable to the Company, and minus (D) any liabilities of the Company or its Subsidiaries retained by the Company’s equityholders in connection with the CP Transaction; provided, that, in respect of a CP Transaction that is an IPO, (i) the amount represented by clause (A) of this definition shall instead be an amount equal to the product of (x) the IPO price per share of common stock of the Company and (y) the fully-diluted number of shares of common stock, assuming conversion of all preferred stock and other securities convertible into common stock of the Company (including, for the avoidance of doubt, all equity interests in the Company held by CD&R Allied Holdings, L.P. or its Affiliates), outstanding immediately prior to the consummation of the IPO and (ii) the amount represented by clause (D) of this definition shall instead be zero. For purposes of determining the amount of Transaction Consideration, in the case of consideration other than cash, the fair market value of such non-cash consideration shall be (i) in the case of consideration in the form of securities that are listed on either the New York Stock Exchange or the NASDAQ Market, the average closing price for the 30 trading days immediately preceding consummation of the CP Transaction, and (ii) in the case of all other non-cash consideration the fair market value of such non-cash consideration as determined in good faith by the Board of Directors of the Company.

1.6 Withholding

All payments and deliveries required to be made by Company pursuant to this ARTICLE I shall be made net of any applicable withholding Tax; provided, however, that the Company shall not withhold any amounts pursuant to Section 1445 of the U.S. Internal Revenue Code. No such withholding shall be subject to a gross-up. The Company shall timely remit any such Tax to the applicable Tax Authority and, within five Business Days of payment of any such withholding Tax pursuant to this Section 1.6, the Company shall deliver to Seller the official receipt therefor. The parties agree that no withholding of US tax under Section 1445 of the U.S. Internal Revenue Code is required based upon Exhibit A.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to the Company as follows:

2.1 Incorporation and Authority

Seller is an entity duly organized, validly existing and (where such concept is applicable) in good standing under the Laws of its jurisdiction of organization, formation or incorporation, as applicable, and has all requisite corporate power and authority to conduct its business as currently conducted. Seller has all necessary corporate power and authority to enter into this Agreement, to carry out and perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby, have been duly authorized by all necessary company action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by the other parties thereto) this Agreement constitutes legal, valid and binding obligations of Seller, enforceable against Seller in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies (regardless of whether enforcement is sought in a proceeding at law or in equity).

2.2 Ownership; Title.

Seller is the sole beneficial owner of the Common Shares. Seller has the full and sole corporate power and authority to sell, convey, transfer, assign and deliver the Common Shares to the Company, and upon the Closing, assuming the Company has the requisite power and authority to consummate the Redemption, the Company will have good and valid title to all of the Common Shares, free and clear of all Encumbrances, other than any Encumbrances arising under applicable securities Laws or under the Stockholders Agreement. Other than in respect of the Common Shares, Seller does not have beneficial ownership over any other capital stock or other security of the Company.

2.3 No Conflicts

The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby do not and will not: (a) conflict with or violate the respective articles of incorporation or bylaws (or similar organizational documents) of Seller, (b) assuming any Consents referred to in Section 2.4 have been obtained, conflict with or violate any Law applicable to Seller or to its properties or assets, (c) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any right of termination, rescission, acceleration or cancellation of, or any right of Consent with respect to, any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument to which the Seller is a party or by which any of the assets, properties or rights of the Seller is bound or affected or (d) result in the creation or imposition of any Encumbrance on the Common Shares, other than any Encumbrances arising under applicable securities Laws or under the Stockholders Agreement, except, in the case of clauses (b), (c) and (d), where such conflicts, violations, rescissions, accelerations, breaches, defaults, terminations, cancellations or failures to obtain such Consents would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of the Seller to perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

2.4 Consents and Approvals

The execution and delivery by Seller of this Agreement does not and will not, and the performance by Seller of this Agreement, and the consummation of the transactions contemplated hereby will not, require Seller to seek or obtain any consent from, or make any filing or notification with, any Governmental Body or other Person, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of the Seller to perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

2.5 Litigation

As of the date hereof, there is no suit, action or proceeding (administrative or judicial) by or before any Governmental Body (“Proceeding”) pending or, to the knowledge of Seller, threatened against Seller (or any Affiliate thereof), or any of their respective assets and properties which bring into question the validity of this Agreement or that could impair the ability of Seller to perform its obligations hereunder or to consummate the transactions contemplated hereby. There are no Governmental Orders seeking or purporting to enjoin or restrain the execution, delivery and performance by Seller of this Agreement or the consummation by Seller (or any Affiliate thereof) of the transactions contemplated hereby or that could impair the ability of Seller to perform its obligations hereunder or to consummate the transactions contemplated hereby.

2.6 Financial Advisors

No Person is entitled to any fee or commission or like payment in respect of its acting as an agent, broker, investment banker, finder or financial advisor for Seller in connection with the transactions contemplated by this Agreement for which the Company would be liable.

2.7 Seller Acknowledgment

(a) Seller hereby represents and acknowledges, that it is a sophisticated investor and that it knows that the Company may have material confidential information concerning the Company and its condition (financial and otherwise), results of operations, businesses, properties, plans and prospects and that such information could be material to Seller’s decision to sell the Common Shares or otherwise materially adverse to Seller’s interests. Seller acknowledges and agrees that the Company shall have no obligation to disclose to it any such information and hereby waives and releases, to the fullest extent permitted by law, any and all claims and causes of action it has or may have against the Company and their respective Affiliates, officers, directors, employees, agents and representatives based upon, relating to or arising out of nondisclosure of such information or the sale of the Common Shares hereunder.

(b) Seller further represents that it has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Common Shares and has, independently and without reliance upon the Company, made its own analysis and decision to sell the Common Shares. With respect to legal, tax, accounting, financial and other considerations involved in the transactions contemplated by this Agreement, including the sale of the Common Shares, Seller is not relying on the Company (or any agent or representative thereof).

2.8 Complete Termination.

Upon consummation of the Closing, Seller shall have completely terminated its interest in the Company for purposes of Section 302 of the U.S. Internal Revenue Code.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

The Company hereby represents and warrants to Seller as follows:

3.1 Incorporation and Authority

The Company is an entity duly organized, validly existing and (where such concept is applicable) in good standing under the Laws of its jurisdiction of organization, formation or incorporation, as applicable, and has all requisite corporate power and authority to conduct its business as currently conducted. The Company has all necessary corporate power and authority to enter into this Agreement, to carry out and perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, have been duly authorized by all necessary company action on the part of the Company. This Agreement has been duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by the other parties thereto) this Agreement constitutes legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.2 No Conflicts

The execution, delivery and performance by the Company and its Subsidiaries of this Agreement and the consummation of the transactions contemplated hereby do not and will not: (a) conflict with or violate the respective articles of incorporation or bylaws (or similar organizational documents) of the Company or its Subsidiaries, (b) assuming any Consents referred to in Section 3.3 have been obtained, conflict with or violate any Law applicable to the Company, its Subsidiaries or their respective properties or assets, (c) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any right of termination, rescission, acceleration or cancellation of, or any right of Consent with respect to, any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument to which the Company or any of its Subsidiaries is a party or by which any of the assets, properties or rights of the Company or any of its Subsidiaries is bound or affected or (d) result in the creation or imposition of any Encumbrance on the assets, properties or rights of the Company or any of its Subsidiaries, except, in the case of clauses (b), (c) and (d), where such conflicts, violations, rescissions, accelerations, breaches, defaults, terminations, cancellations or failures to obtain such Consents would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of the Company or its Subsidiaries to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby.

3.3 Consents and Approvals

The execution and delivery by the Company of this Agreement does not, and the performance by the Company of this Agreement and the consummation of the transactions contemplated hereby will not, require the Company to seek or obtain any Consent from, or make any filing or notification with, any Governmental Body or other Person, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of the Company to perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

3.4 Litigation

As of the date hereof, there is no Proceeding pending or, to the knowledge of the Company, threatened against the Company (or any controlled Affiliate thereof), or any of their respective assets and properties which bring into question the validity of this Agreement or that could impair the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby. There are no Governmental Orders seeking or purporting to enjoin or restrain the execution, delivery and performance by the Company of this Agreement or the consummation by the Company (or any controlled Affiliate thereof) of the transactions contemplated hereby or that could impair the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby.

3.5 Financial Advisors

No Person is entitled to any fee or commission or like payment in respect of its acting as an agent, broker, investment banker, finder or financial advisor for the Company in connection with the transactions contemplated by this Agreement for which the Seller would be liable.

ARTICLE IV

CERTAIN COVENANTS

4.1 Books and Records; Access; Assistance

Nothing in this Agreement shall be deemed to modify or diminish any rights or obligation to which a party is entitled or obligated to perform pursuant to or under the Investment Agreement or any Ancillary Agreement (as such term is defined in the Investment Agreement).

4.2 Confidentiality

For a period commencing on the date hereof and ending on the two year anniversary of the Closing Date, each of the Company and Seller hereby agrees to, and shall cause its Representatives (as such term is defined in the Stockholders Agreement) to, keep confidential and not divulge any Information with respect to the other party and its Affiliates; provided, that nothing herein shall prevent a party from disclosing such Information (i) upon the order of any court or administrative agency, (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such party or its Representative, (iii) to the extent required by Law or legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests, (iv) to the extent necessary in connection with the exercise of any remedy hereunder or under any Transaction Agreement, or (v) to such party’s Representatives that in the reasonable judgment of such party need to know such Information; provided, that, in the case of clause (i), (ii) or (iii), the disclosing party shall notify the other party of the proposed disclosure as far in advance of such disclosure as practicable and use commercially reasonable efforts to ensure that any Information so disclosed is accorded confidential treatment, when and if available.

4.3 Efforts

Subject to its further rights under this Agreement, each of the parties hereto shall use its respective commercially reasonable efforts to take, or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable to satisfy, or cause to be satisfied, each condition to the other party’s obligation to close set out in ARTICLE V for which it has control or influence, and to cause the transactions contemplated hereby to be consummated in accordance with the terms hereof as promptly as practicable. The parties shall reasonably cooperate with each other in good faith in furnishing any information or performing any action reasonably requested by the other party that is reasonably necessary to the timely and successful consummation of the transactions contemplated by this Agreement.

4.4 Additional Agreements

(a) The Company agrees it will replace the Seller and any of its Affiliates as guarantor under the lease between Fullerton South LLC and Allied Tube & Conduit Corporation dated as of November 19, 2001 and as amended as of July 20, 2009 (the “Fullerton Lease”) prior to entering into any extension of the Fullerton Lease.

(b) Any agreements under which the Company or any of its Affiliates are obtaining services to which Seller or any of its Affiliates are a party including those set forth on Schedule 4.4(b) hereto, will be terminated by the Company and any of its Affiliates as to their right to use the agreement, including procuring goods or services thereunder or exercising any right thereunder, on the date 90 days from the date of this Agreement. For the purposes of this Section 4.4(b), “Affiliates” of the Company means its Affiliates immediately after the Closing.

4.5 Further Assurances

Following the Closing, each of the Company, on the one hand, and Seller, on the other hand, shall (and shall cause their controlled Affiliates and their representatives to) from time to time, at the other’s reasonable request, execute and deliver, or cause to be executed and delivered, such further instruments, documents, conveyances or assurances and perform such further acts, as such other party may reasonably require in order to fully effect the transactions contemplated by this Agreement.

ARTICLE V

CONDITIONS TO THE CLOSING

5.1 Conditions to Obligations of Seller

The obligations of Seller to consummate the purchase and sale of the Common Shares will be subject to the fulfillment (or written waiver by Seller), at or prior to the Closing Date, of each of the following conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on and as of the date hereof and the Closing Date as if made on and as of such date.

(b) Compliance with Agreements and Covenants. All the covenants and agreements contained in this Agreement to be complied with by the Company on or before the Closing will have been complied with in all material respects.

(c) Certificate of Compliance. The Company shall have delivered to Seller a certificate dated as of the Closing Date, signed by a duly authorized officer of the Company, certifying as to compliance with Section 5.1(a) and Section 5.1(b).

(d) No Adverse Order. No Governmental Body shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of such transactions.

(e) Affiliate Agreement Termination. The Company shall have entered into the Affiliate Agreement Termination Agreement in substantially the form attached hereto as Exhibit B.

5.2 Conditions to Obligations of the Company

The obligations of the Company to consummate the purchase and sale of the Common Shares will be subject to the fulfillment (or written waiver by the Company), at or prior to the Closing Date, of each of the following conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects on and as of the date hereof and the Closing Date as if made on and as of such date.

(b) Compliance with Agreements and Covenants. All the covenants and agreements contained in this Agreement to be complied with by Seller on or before the Closing will have been complied with in all material respects.

(c) Certificate of Compliance. Seller shall have delivered to the Company a certificate dated as of the Closing Date, signed by a duly authorized officer of Seller, certifying as to compliance with Section 5.2(a) and Section 5.2(b).

(d) No Adverse Order. No Governmental Body shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of such transactions.

(e) Refinancing. The Debt Refinancing shall have been consummated on such terms and subject to such conditions which, individually and taken as a whole, are no less favorable to the Company and the Company Subsidiaries, than (x) in the case of the first lien financing, those set forth in the First Lien Credit Agreement attached hereto as Exhibit C and (y) in the case of the second lien financing, those set forth in the Second Lien Credit Agreement attached hereto as Exhibit D, and otherwise on such terms and subject to such other documentation and conditions that are acceptable to the Company in its reasonable judgment (exercised in good faith).

(f) Dividends and Redemption. Immediately following consummation of the Debt Refinancing and the subsequent receipt of a dividend in the amount of the Redemption Price from its subsidiary, Atkore International Holdings, Inc. will be permitted legally under applicable Delaware law to issue a dividend to the Company in an amount equal to the Redemption Price (the “Midco Dividend”). Immediately following receipt of the Midco Dividend, the Company will be permitted legally under applicable Delaware law to consummate the Redemption.

(g) Affiliate Agreement Termination. Seller shall have entered into the Affiliate Agreement Termination Agreement substantially in the form attached hereto as Exhibit A.

5.3 Frustration of Closing Conditions

Neither Seller nor the Company may rely, either as a basis for not consummating the purchase and sale of the Common Shares or terminating this Agreement and abandoning such purchase and sale, on the failure of any condition set forth in Section 5.1 or 5.2, as the case may be, to be satisfied if such failure was primarily caused by such party’s breach in any material respect of any provision of this Agreement or failure to use all the requisite efforts required to consummate the transactions contemplated hereby.

ARTICLE VI

DELIVERIES

6.1 Deliveries by Seller

At the Closing, Seller shall deliver or cause to be delivered to Company all of the following, and in the case of executed agreements, documents or instruments, in each case executed by a duly authorized representative of the party on such party’s behalf:

(a) share certificates of the Common Shares, together with duly executed stock powers or such other documentation evidencing the transfer and assignment of the Common Shares from Seller to the Company, as mutually agreed among the Company and Seller;

(b) the certificate referred to in Section 5.2(b);

(c) resignation letters in a form reasonably acceptable to the Company from each of the Tyco Directors (as such term is defined in the Stockholders Agreement) as directors of the Company and any of the Company Subsidiaries; and

(d) a properly executed Form W-8BEN of the Seller.

6.2 Deliveries by the Company

At the Closing, the Company shall deliver or cause to be delivered to Seller all of the following, and in the case of executed agreements, documents or instruments, in each case executed by a duly authorized representative of the Company on the Company’s behalf:

(a) the Purchase Price in immediately available funds to an account specified in writing by Seller no later than two Business Days prior to the Closing Date; and

(b) the certificate referred to in Section 5.1(c).

ARTICLE VII

CERTAIN RESTRICTIONS

7.1 Non-Solicitation

Each of the Company and Seller agrees that from and after the date of this Agreement until one year after the Closing Date (the “Non-Solicitation Period”), it shall not, and shall cause its Affiliates not to, request or induce any Person who is at any time from the date of this Agreement to the Closing Date employed by the other party or any Subsidiary of the other party as a vice president or comparable or higher officer to terminate his or her employment with the other party or its Subsidiary, except in the ordinary course of business; provided, however, that the foregoing shall not apply (i) to solicitations made by job opportunity advertisements and headhunter searches directed to the general public rather than targeting any employees of the other party or its Subsidiaries or (ii) with respect to any employee who has been terminated by the other party or its Subsidiary (or has voluntarily left his or her employment more than six months prior to such solicitation).

7.2 Specific Performance

Seller and the Company recognize and affirm that in the event of breach by any such party or its Affiliates of any of the provisions of this ARTICLE VII, money damages would be inadequate and the other parties would have no adequate remedy at law. Accordingly, Seller, on the one hand, and the Company, on the other hand, agree that the other party shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the other party’s obligations under this ARTICLE VII not only by an action or actions for damages, but also by an action or actions for specific performance, injunction and/or other equitable relief in order to enforce or prevent any violations (whether anticipatory, continuing or future) of the provisions of this ARTICLE VII. Seller and the Company agree that the other party is not required to post a bond in order for the other party to secure such injunction.

ARTICLE VIII

TERMINATION AND WAIVER

8.1 Termination

This Agreement may be terminated:

(a) at any time prior to the Closing by the mutual written consent of Seller and the Company;

(b) by the Company or by Seller, upon written notice to the other party, if the Closing has not occurred on or prior to May 31, 2014.

Notwithstanding anything else contained in this Agreement, the right to terminate this Agreement under this ARTICLE VIII shall not be available to any party (a) that is in material breach of its representations, warranties, covenants or other agreements set forth herein or (b) whose failure to fulfill its obligations or to comply with its covenants under this Agreement in any material respect has been the primary cause of, or primarily resulted in, the failure to satisfy any condition to the obligations of the other party hereunder.

8.2 Effect of Termination

In the event of termination in accordance with Section 8.1, this Agreement will forthwith become void and there will be no Liability on the part of any party hereto, except that Sections 2.6 and 3.5 relating to brokers’ fees, this Section 8.2, ARTICLE IX and any corresponding definitions set forth in ARTICLE X, shall survive termination; provided, however, that except as set forth below, nothing herein shall relieve any of the parties hereto from Liability for any willful or intentional breach hereof prior to such termination.

ARTICLE IX

GENERAL PROVISIONS

9.1 Consents

Each of CD&R Investor and Seller hereby consents to the transactions contemplated hereby pursuant to Section 2.10 of the Stockholders Agreement.

9.2 Investment Agreement; Transaction Agreements

The provisions of sections 11.1, 11.3, 11.5 (only the first clause), section 11.6 (other than in respect of the Financing Sources and the CD&R Deal Fee), section 11.7, section 11.8 (other than in respect of the Financing Sources), section 11.9, section 11.10 (other than in respect of the Ancillary Agreements or the Confidentiality Agreement), 11.15 and 12.2 of the Investment Agreement shall apply to this Agreement mutatis mutandis. For the avoidance of doubt, nothing herein shall be deemed to constitute a waiver or termination of any rights of Company or its Affiliates under any Transaction Agreement, including pursuant to the Tyco Indemnification Agreement, Article V and Article IX of the Investment Agreement, and Section 2.6 of the Stockholder Agreement. The Tyco Indemnification Agreement shall remain in effect in accordance with the terms thereof.

9.3 Notices

All notices, requests, claims, demands and other communications hereunder will be in writing and will be given or made (and will be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by confirmed telecopy, or by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as will be specified by like notice):

(a)	if to the Company:

Atkore International Group Inc.

16100 S. Lathrop Avenue

Harvey, IL 60426

Attention: General Counsel

Fax: (708) 339-2410

with a copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Attn: Andrew L. Bab

Fax: (212) 909-6836

(b)	if to Seller:

c/o Tyco International Management Company, LLC

9 Roszel Road

Princeton, NJ 08540

Attn: General Counsel

Fax: (609) 720-4320

and

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attn: Alan M. Klein

Fax: (212) 455-2502

9.4 Entire Agreement

This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings with respect to the subject matter hereof and thereof, both written and oral; provided, that nothing in this Agreement affects any of the parties’ respective rights and obligations under the Investment Agreement and the Ancillary Agreements. This Agreement shall not be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any party with respect to the transactions contemplated hereby or thereby other than those expressly set forth herein or therein, and none shall be deemed to exist or be inferred with respect to the subject matter hereof.

ARTICLE X

CERTAIN DEFINITIONS

10.1 Certain Defined Terms

As used in this Agreement, the following terms shall have the following meanings:

“Cash” means all cash, cash equivalents and marketable securities held by the Company and the Company Subsidiaries.

“CD&R Investor” means CD&R Allied Holdings, L.P.

“Company Subsidiary” means any Subsidiary of the Company.

“Debt Refinancing” means the incurrence by Atkore International, Inc. of new debt financing generating net cash proceeds sufficient to allow it to refinance all of its existing 9.875% Senior Secured Notes due 2018 (including accrued interest and any premium payable in connection therewith), and to fund the transactions contemplated by this Agreement, including the Redemption, together with all costs, premiums and expenses in connection with the foregoing.

“Indebtedness” means, without duplication, with respect to any Person, (i) the amount of all indebtedness for borrowed money of such Person and its Subsidiaries (including any premium and accrued interest), (ii) liabilities of such Person and/or its Subsidiaries evidenced by bonds, debentures, notes or other similar instruments or debt securities and (iii) letters of credit (to the extent drawn) issued by such Person and/or its Subsidiaries, other than, in each of clauses (i) through (iii) above, any such indebtedness among such Person and/or its Subsidiaries.

“Information” means all information about the Company, any Company Subsidiary, Seller or any Affiliate of Seller that is or has been furnished to the Company, Seller or any of their Representatives (acting in their capacity as such) (each, a “Receiving Party”) in connection with the matters contemplated by the Investment Agreement or any other Transaction Agreement (in any such case, whether written or oral or in electronic or other form), together with all written or electronically stored documentation prepared by the Receiving Party based on or reflecting, in whole or in part, such information; provided that the term “Information” does not include any information that (i) is or becomes generally available to the public through no action or omission by the Receiving Party, (ii) is or becomes available to the Receiving Party on a non-confidential basis from a source, other than the Person to whom such information relates or the Affiliates or Representatives of such Person, that to the best of the Receiving Party’s knowledge, after reasonable inquiry, is not prohibited from disclosing such portions to the Receiving Party by a contractual, legal or fiduciary obligation or (iii) is independently developed by the Receiving Party on its own behalf without use of any Information.

“Investment Agreement” means that certain an Investment Agreement, dated as of November 9, 2010, by and among the Company, Seller, CD&R Investor and TYCO International Ltd.

“IPO” means an initial public offering of stock of the Company pursuant to an effective registration statement under the Securities Act.

“Representatives” means with respect to any Person, any of such Person’s or its Affiliates’ directors, officers, employees, general partners, Affiliates, direct or indirect shareholders, members or limited partners, attorneys, accountants, financial and other advisers, and other agents and representatives.

“Stockholders” means Seller and CD&R Investor.

“Transaction Agreements” shall have the meaning given to such term in the Stockholders Agreement.

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IN WITNESS WHEREOF, Seller and the Company have caused this Agreement to be executed as of the date first written above by their respective duly authorized representatives.

TYCO INTERNATIONAL HOLDING S.A.R.L.

By:	/s/ Peter Schieser
Name:	Peter Schieser
Title:	General Manager

[Signature Page to Stock Redemption Agreement]

ATKORE INTERNATIONAL GROUP INC.

By:	/s/ James A. Mallak
Name:	James A. Mallak
Title:	Vice President and
Chief Financial Officer

[Signature Page to Stock Redemption Agreement]

CD&R ALLIED HOLDINGS, L.P.

By: CD&R Allied Holdings GP, LLC, its general partner

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and
Assistant Secretary

[Signature Page to Stock Redemption Agreement]